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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2003

FIMEP S.A.
(Translation of registrant's name into English)

89, rue Taibout
75009 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

Enclosures:	Results for the three months ended March 31, 2003. Unaudited Interim Consolidated Financial Statements as of March 31, 2003 and for the three months period than ended.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, FIMEP has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2003
FIMEP
	By:	/s/ Patrice Soudan Name: Patrice Soudan Title: Chief Financial Officer

2

Paris, May 14, 2003

Results for the quarter ended March 31, 2003
Resilience in the face of still testing conditions

Consolidated data (€ millions, US GAAP)	1st quarter 2003 reported (1)	1st quarter 2003 adjusted for purchase accounting (2)	1st quarter 2002 proforma (3)	LTM March 2003 proforma (3)	2002 proforma (3)
Sales	700.3	700.3	760	2872	2932
Maintainable EBITDA (4)		150.7	145.0	587.6	581.9
% sales		21.5%	19.1%	20.5%	19.9%
EBITDA (5)	9.5	135.3	142.1	545.2	552.0
% sales	1.4%	19.3%	18.7%	19.0%	18.8%
Operating income	-70.4	55.4	55.4	209.0	209.0
Working capital provided from operations	80.0	80.0
% sales	11.4%	11.4%
	31.3.2003	31.12.2002
Net financial debt (reported)	2613	2575
Net financial debt (proforma) (6)	2675	2702

Definitions:

(1)
Reported = consolidated accounts of Fimep under US GAAP

(2)
Adjusted for purchase accounting = excluding one time non cash expenses due to goodwill allocation to inventories (Dec. 2002 : 49M, 1st quarter 2003 : 126M) and patents (Dec. 2002:95M)

(3)
Proforma = adjusted as per (2) above and assuming full ownership of Legrand throughout the relevant period

(4)
Maintainable EBITDA = EBITDA excluding
	1st quarter 2003	1st quarter 2002	LTM— March 2003	2002
a/ expenses directly linked to Schneider's public offering	0	0	4.2	4.2
b/ (profit) and loss on assets disposal	(0.9)	(1.5)	(8.3)	(8.9)
c/ one time restructuring expenses	16.3	4.4	46.5	34.6

	15.4	2.9	42.4	29.9
(5)
EBITDA = operating income plus
—depreciation and amortization	79.9	86.7	336.2	343.0
(6)
Like for like comparison assuming full payment of transaction fees (balance as of 31.3.2002 = 53M and 31.3.2003 = 24M) and of minority shares owned by the public (balance as of 31.3.2002 = 74M and 31.3.2003 = 38M)

3

        Sales:    Fimep sales in the first quarter of 2003 came to €700.3 million, showing a decline of 7.9% from the same period of 2002. At constant structure and exchange rates, there was an 0.4% rise. Exchange-rate variations had a negative impact of 7.6%.

        At constant structure and exchange rates, changes in sales by geographical region were as follows:

France	-1,4%
Italy	+5,2%
Other Europe	+1,2%
US and Canada	-3,7%
Other	+1,7%

Total	+0,4%

        Against a backdrop of persistently difficult and uncertain conditions, with main markets still to pick up, Fimep was thus able to record a resilient performance.

        Earnings:    the sales trends described above, combined with a continuing drive to raise plant productivity and rein in operating expense, enabled Fimep to improve its operating margins (adjusted for non cash purchase accounting entries).

        Overall, these results, associated with strict control of working capital and investments, allowed the group to pursue its business development targets while at the same time continuing the reduction of net financial debt (proforma).

        This filing contains forward looking statements within the meaning of the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

        Investors and security holders are urged to read the registration statement of FIMEP filed with the US Securities and Exchange Commission on Form F-4 on May 12, 2003, and other relevant documents filed with the US Securities and Exchange Commission because they will contain important information. Investors and security holders will be able to receive these documents, as well as other documents filed by FIMEP with the US Securities and Exchange Commission, free of charge at the US Securities and Exchange Commission's website, www.sec.gov. FIMEP disclaims any obligation to publicly update or revise any forward-looking information."

4

FIMEP

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

Summary

Consolidated statements of income	2
Consolidated balance sheets	3
Consolidated statements of cash flows	4
Accounting policies	5

Consolidated statements of income

	Period from January 1, 2003 to March 31, 2003	Period from January 1, 2002 to March 31, 2002
	(€ in millions)
Net sales	700	0
Operating expenses
Cost of goods sold	(505)	0
Administrative and selling expenses	(187)	0
Research and development expenses	(67)	0
Other operating expenses	(12)	0
Amortization of goodwill	0	0

Operating income	(71)	0

Interest income (expense)	(85)	0
Profits (losses) from disposal of fixed assets	0	0
Other revenues (expenses)	(10)	0

Income before taxes, minority interests and equity in earnings of investees	(166)	0

Income taxes	46	0

Net income before minority interests and equity in earnings of investees	(120)	0

Minority interests	1	0
Equity in earnings of investees	1	0

Net income attributable to Fimep	(118)	0

Consolidated balance sheets

	As of
	March 31, 2003	December 31, 2002
	(€ in millions)
ASSETS
Current assets
Cash and cash equivalents	110	559
Marketable securities	69	196
Short-term restricted cash	23	23
Trade accounts receivable	617	598
Short-term deferred taxes	48	48
Other current assets	131	93
Inventories	424	531

Total current assets	1 422	2 048
Property, plant and equipment
At cost	1 028	1 038
Less accumulated depreciation	(54)	(13)

	974	1 025
Other non-current assets
Investments	58	26
Goodwill	1 367	1 354
Trademarks	1 642	1 642
Developed Technology	555	586
Mirror swaps	46	42
Swap associated to TSDI	2	2
Swap associated to other borrowings	145	161
Long-term restricted cash	127	127
Long-term deferred taxes	111	150
Other non-current assets	169	167

	4 222	4 257

Total assets	6 618	7 330

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	154	723
Accounts and notes payable	283	268
Short-term deferred taxes	3	48
Other current liabilities	457	443

Total current liabilities	897	1 482
Swap fair value associated to TSDI	156	153
Long-term deferred taxes	861	894
Long-term liabilities	202	207
Long-term borrowings	2 646	2 607
Subordinated securities	142	150
Minority interests	51	52
Paiement-In-Kind loans (PIK)	1 164	0
Private Equity Certificate (PEC)	0	1 159
Shareholders' equity
Capital stock, par value €2	759	759
Additional paid-in capital	0	0
Retained earnings	(247)	(129)
Translation reserve	(13)	(4)

	499	626

Total liabilities and shareholders' equity	6 618	7 330

Consolidated statements of cash flows

	Period from January 1, 2003 to March 31, 2003	Period from January 1, 2002 to March 31, 2002
	(€ in millions)
Operating activities:
Net income attributable to Legrand	(118)	0
Reconciliation of net income to net cash:
-depreciation of tangible assets	41	0
-amortization of intangible assets	39	0
-changes in long-term deferred taxes	(67)	0
-changes in other long-term assets and liabilities	4	0
-minority interests	(1)	0
-equity in earnings of investees	(1)	0
-other items having impacted the cash	183	0

Working capital provided from operations	80	0

(Gains) losses on fixed asset disposals	0	0
(Gains) losses on sales of securities	0	0
Changes in operating assets and liabilities, net of effect of investments in consolidated entities:
-accounts receivable	(25)	0
-inventories	(30)	0
-accounts and notes payable	15	0
-other operating assets and liabilities	(28)	0

Net cash provided from operating activities	12	0

Investing activities
Net proceeds from sales of fixed assets	8	0
Capital expenditures	(33)	0
Proceeds from sales of marketable securities	(113)	0
Investments in marketable securities and restricted cash	3	0
Investments in consolidated entities	(4)	0
Investments in non-consolidated entities	0	0

Net cash used in investing activities	(139)	0

Financing activities
Related to shareholders' equity:
-capital increase	0	0
-purchase of Legrand's shares	0	0
-dividends paid by Legrand	0	0
-dividends paid by Legrand's subsidiaries	0	0
Other financing activities:
-reduction of subordinated securities	(14)	0
-increase (reduction) of borrowings	(97)	0
-increase (reduction) of commercial paper	(164)	0
-increase (reduction) of bank overdrafts	(43)	0

Net cash (used in) provided from financing activities	(318)	0

Net effect of currency translation on cash	(4)	0
Increase (reduction) of cash and cash equivalents	(449)	0
Cash and cash equivalents at the beginning of the period	559	0

Cash and cash equivalents at the end of the period	110	0

Accounting policies

        In the opinion of management, the accompanying consolidated financial statements of the Group contain all adjustments necessary to present fairly, in all material respects, the Group's consolidated financial position as of March 31, 2003, and the consolidated results of operations and cash flows for the three months ended March 31, 2003 and 2002. All such adjustments are deemed to be of a normal recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Legrand SA's Annual Report on Form 20-F for the year ended December 31, 2002. The results of operations for the three months ended March 31, 2003 are not necessarily indicative of the results to be expected for the full year.

        The Group's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

        The financial statements of each subsidiary or affiliate, whether consolidated or accounted for by the equity method, are prepared in accordance with local accounting principles and regulations, and have been adjusted to comply with the Group's accounting policies, which are essentially those described hereafter.

a)    Consolidation

        The financial statements of subsidiaries, which Fimep controls directly or indirectly, are consolidated. Companies in which Fimep owns directly or indirectly an interest of 20 to 50 % are accounted for by the equity method. All significant intercompany transactions have been eliminated.

b)    Translation of foreign financial statements

        For all countries other than those with highly inflationary economies:

  •
  Assets and liabilities are translated using exchange rates in effect as of the balance sheet dates;

  •
  Statements of income are translated at average exchange rates for the period;

  •
  Gains or losses arising from the translation of the financial statements of foreign subsidiaries are accounted for directly in the translation reserve included in the consolidated equity, until these companies are sold or substantially liquidated.

        For countries with highly inflationary economies:

  •
  Inventories and non-monetary assets are recorded at their historical rates of exchange;

  •
  Other assets and liabilities are translated using exchange rates in effect as of the balance sheet dates;

  •
  Gains or losses arising from the translation of the financial statements of subsidiaries located in these countries are included in the consolidated statement of income under the heading "Exchange and translation gains (losses)".

        For all countries:

  •
  Exchange differences arising from foreign currency transactions are included in the consolidated statement of income under the heading "Exchange and translation gains (losses)", excepted intercompany transactions having the character of a permanent investment which are directly recorded in the translation reserve.

c)     Cash and cash equivalents

        Cash and cash equivalents consist of cash, short-term deposits and all other financial assets with a maturity date not in excess of three months. Marketable securities are not considered as cash and cash equivalents.

d)    Intangible assets

        Goodwill, representing the excess of cost over the fair value of the net assets acquired as of the date of acquisition, is accounted for in accordance with SFAS 142.

        In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (FAS) No. 141 and 142. These Statements established new accounting and reporting standards for goodwill and other indefinite-lived intangible assets. In particular, these Statements supersede the amortization of such intangibles by an annual impairment test. These Statements became effective for the Group on January 1, 2002. Accordingly, goodwill and other indefinite-lived intangible assets are not amortized. Instead, these intangible assets will be tested for impairment at the reporting entity level on an annual basis as of December 31, 2002. In addition, they will be tested for impairment at intervening dates where events indicate that they may be impaired.

        Intangible assets other than goodwill and indefinite-lived intangible assets (principally, trademarks and developed technology) are amortized on an accelerated method over 10 years.

        Costs incurred by group companies in developing computer software for their own use and in research and development are expensed in the period they are incurred; acquisition costs of externally developed software are recorded in other assets and depreciated on a straight-line basis according their expected time of use from 3 to 8 years.

        Other intangible assets, included in "other non-current assets" in the balance sheet, are amortized on a straight-line basis over the estimated period of benefit, not in excess of 40 years, and limited to 20 years for patents and trademarks.

e)     Property, plant and equipment

        Land, buildings, machinery and equipment are carried at cost.

        In connection with the acquisition of Legrand, an expert was retained in order to assess the potential revaluations on plants and properties. The conclusions of such expert led to a total revaluation of €39 million, including €15.5 million related to land. The revaluation on plants and properties (€39 million less the value attributable to land, which are not depreciable) is depreciated on a straight-line basis over the estimated life of the related assets.

        Assets acquired under lease agreements that can be regarded as financing their purchase are capitalized on the basis of the present value of minimum lease payments and depreciated as described below. The French legal revaluations and foreign revaluations are not reflected in the consolidated financial statements.

        Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets; the most commonly adopted useful lives are the following:

Light buildings	25 years
Standard buildings	40 years
Machinery and equipment	8 to 10 years
Tooling	5 years
Furniture and fixtures	5 to 10 years

f)     Inventories

        Inventories are valued at the lower of cost, replacement or net realizable value. Cost is determined by the first-in, first-out (FIFO) method.

g)     Deferred income taxes

        In compliance with FASB statement No. 109, deferred income taxes are recorded based on the differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Tax rates applicable for future periods are used to calculate year-end deferred income taxes.

        A valuation allowance is recorded against deferred tax assets to reduce these deferred tax assets to the amount likely to be realized. The assessment of the valuation allowance is done by tax entity, based on the tax strategy developed for the near future for each entity.

        Provisions are made for withholding and other taxes which would be payable in case of distribution of earnings of subsidiaries and affiliates, except for those considered as permanently reinvested.

        If the assets of a subsidiary are revalued for tax purposes, the tax benefit is accounted for in compliance with the enacted tax rules at the revaluation date and taking into account the risk for this benefit to be challenged.

        In 2001, certain of the Group's Italian subsidiaries revalued their assets. The related tax effects of the revaluation are accounted for in accordance with EITF 93-16.

h)    Net sales

        Sales are presented net of cash discounts for prompt payment, and after deduction of quantity discounts and rebates. Revenues are recognized at the time the product is shipped.

i)     Fair value of financial instruments

        The carrying value of cash, short-term deposits, accounts receivable, accounts payable, accrued liabilities and short-term borrowings approximates fair value because of the short-term maturity of these instruments.

        For short-term investments, comprised of marketable securities, fair value is determined based on the quoted market prices of these securities.

        The fair value of long-term debt is estimated on the basis of interest rates currently available for issuance of debt with similar terms and remaining maturities.

        The fair value of interest rate swap agreements is the estimated amount that the counterparty would receive or pay to terminate the agreements.

j)     Derivative financial and commodity instruments

        The Group's policy is to abstain from transactions of a speculative nature in the use of financial instruments; consequently all operations with these instruments are exclusively devoted to manage and cover exchange or interest rate risks, and the prices of raw materials.

        Therefore the Group periodically enters into contracts such as swaps, options and futures, which relate to the nature of its exposure. These instruments are recorded at fair value with the changes in fair value recorded in the statement of income.

        The interest rate swaps, which synthetically adjust interest rates on certain indebtedness, involve the exchange of fixed and floating rate interest payments over the life of the agreement without the exchange of the notional amount. The differential to be paid or received is accrued as adjustments to interest income or expense over the life of the agreement. Upon early termination of an interest rate swap, gains or losses are deferred and amortized as adjustments to interest expense of the related debt over the remaining period covered by the terminated swap.

        The Group periodically enters into foreign currency contracts to hedge commitments, transactions or foreign income. For foreign currency contracts acquired for the purpose of hedging identified commitments, the gain or loss is generally deferred and included in the basis of the transaction underlying the commitment. If the underlying transaction is not completed, the contract is marked to market with any realized or unrealized gains or losses reflected in income. Gains or losses on transaction hedges are recognized in income and offset the gains or losses on the related transaction. Foreign currency contracts acquired for the purpose of hedging foreign income, generally for periods not exceeding twelve months, are marked to market with any realized or unrealized gains or losses reflected in income.

        The Group also enters into raw material contracts to totally or partially hedges its purchases. Gains or losses related to transactions that qualify for hedge accounting are deferred on the balance sheet in other current liabilities or assets and reflected in cost of goods sold when the underlying transaction takes place. If future purchased raw material needs are revised lower than initially anticipated, the futures contracts associated with the reductions no longer qualify for deferral and are marked to market. Gains or losses are then recorded in other income. The effectiveness of the hedge is measured by a historical and probable future high correlation of changes in the fair value of the hedging instruments with changes in the value of the hedged item. If correlation ceases to exist, hedge accounting will be terminated and gains or losses recorded in other income.

        Cash flows from financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions.

k)    Environmental and product liabilities

        In application of FASB statement No. 5 the Group recognizes losses and accrues liabilities relating to environmental and product liability matters. Accordingly the group recognizes a loss if available information indicates that it is probable and reasonably estimable. In the event a loss is neither probable nor reasonably estimable but remains possible, the group discloses this contingency in the notes to its consolidated financial statements.

        With respect to environmental liabilities, the Group estimates losses on a case-by-case basis and makes the best estimate it can, based on available information. With respect to product liabilities, the group estimates losses on the basis of current facts and circumstances, prior experience with similar matters, the number of claims and the anticipated cost of administering, defending and, in some cases, settling such cases.

l)     Stock option plans

        In accordance with FASB statement No. 123, the Group has chosen to continue to account for stock-based compensation using the intrinsic value method as prescribed by APB No. 25. Accordingly, compensation cost is measured as the excess of the market price of the company's stock at the date of the grant over the exercise price an employee must pay to acquire this stock.

m)   Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that are reflected in the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

n)    Transfers and Servicing of financial assets

        FASB statement No. 140 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. According to this statement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished.

o)    Comprehensive Income

        Comprehensive income includes all changes in equity that result from recognized transactions or other economic events. Amounts received from shareholders (capital increase) or paid to shareholders (reduction of capital, dividend) and changes in treasury stocks are excluded from the determination of comprehensive income.

        For the periods presented in the consolidated financial statements, the translation reserve and additional minimum liability adjustment (see note 1(r)) has been added to net income to constitute comprehensive income.

p)    Other operating revenues and expenses

        Foreign currency transaction gains and losses, restructuring expenses and gains and losses on asset sales are classified as other operating revenues and expenses.

q)    Consolidation of special purposes entities

        The Group consolidates special purpose entities (related to subordinated securities issued by Legrand SA), where applicable, in accordance with the guidance and SEC views provided in EITF Topic D-14.

r)     Minimum pension liability (FAS 87)

        The Group is required to recognize a liability related to its pension and postretirement benefit obligations at least equal to the amount by which the accumulated benefit obligation exceeds the market value of plan assets. When recognized, the counterparty to the additional liability is either an intangible asset or a separate component of equity (accumulated other comprehensive income). For the Group, the counterparty is net equity.

  2)    Inventories (note 1(g))

        Inventories are comprised of the following:

	As of
	March 31, 2003	December 31, 2002
	(€ in millions)
Purchased raw materials and parts	136	133
Sub-assemblies, work-in process	97	118
Finished goods	253	340

	486	591
Less: allowances	(62)	(61)

	424	530

  3)    Long-term borrowings

        Long-term borrowings are comprised of the following:

	As of
	March 31, 2003	December 31, 2002
	(€ in millions)
Senior credit agreement	1,654	1,597
High-yield notes	601	0
Mezzanine credit agreement	0	600
8 1/2% dehentures	359	371
Other long-term borrowings	32	38

	2,646	2,606

        On February 12, 2003, the Group issued (i) $350 million of senior notes due in 2013 and bearing interest at 10 1/2% per annum and (ii) €277.5 million of senior notes due 2013 at 11% per annum (the "High Yield Notes"). The gross proceeds of the issuance of the High Yield Notes amounted to approximately €601 million. Simultaneously, the Group issued a subordinated shareholder PIK loan (the "Subordinated Shareholder PIK Loan") in the amount of €1,156 million subscribed by a related party. The proceeds from the issuance of the High Yield Notes, together with the proceeds of the Subordinated Shareholder PIK Loan, were used to repay a €600 million loan under the mezzanine credit agreement and to repay a related party loan in the amount of €1,156 million made to a subsidiary of the Group in connection with the acquisition of Legrand on December 10, 2002 with the proceeds from preferred equity certificates issued by the related party.

        The Subordinated Shareholder PIK Loan bears interest at 5% per annum and is payable in full, together with accrued interest, in 2026. The Subordinated Shareholder PIK Loan was subscribed by a subsidiary of the Group's ultimate parent, Lumina Parent Sarl.

  4)    Short-term borrowings

        Short-term borrowings are comprised of the following:

	As of
	March 31, 2003	December 31, 2002
	(€ in millions)
Current portion of long-term debt	8	25
Current portion of capital leases	10	9
Commercial paper	0	508
Bank overdrafts	124	113
Other short-term borrowings	12	79

	154	734

  5)    Commitments and contingencies

        The group is involved in a number of legal proceedings and litigations arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the group's consolidated financial position or results of operations.

Future rental commitments

        The group use certain facilities under lease agreements and lease certain equipment. Minimum future rental commitments under noncancellable leases are detailed below:

	Period from January 01, 2003 to March 31, 2003	Period from January 01, 2002 to March 31, 2002
	(€ in millions)
Payable in 2003	17	0
Payable in 2004	17	0
Payable in 2005	12	0
Payable in 2006	11	0
Payable in 2007	10	0
Subsequent years	20	0

	87	0

Rights of first refusal and first offer:

        Pursuant to the acquisition of Legrand by the Consortium, Schneider has a right of first refusal for a period of twelve months following the closing of the acquisition (December 10, 2002) and a right of first offer for a period of twelve months following the first anniversary of the closing of the acquisition with respect to any sales of material assets owned by Legrand.

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Signatures
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2003
Consolidated statements of income
Consolidated balance sheets
Consolidated statements of cash flows
  Accounting policies